UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

06025701

February 10, 2006

Richard G. Dennis
General Attorney
AT&T Inc.
175 E. Houston, Room 222
San Antonio, TX 78205

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/10/2006

Re: AT&T Inc.
Incoming letter dated December 16, 2005

Dear Mr. Dennis:

This is in response to your letters dated December 16, 2005, December 22, 2005, and January 26, 2006 concerning the shareholder proposal submitted to AT&T by the Ray T. Chevedden and Veronica G. Chevedden Trust. We have also received letters on the proponent's behalf dated December 20, 2005, December 26, 2005, and January 31, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

at&t

Richard G. Dennis
Legal Department
175 E. Houston, Room 222
San Antonio, Texas 78205
Phone: (210) 351-3326
Fax: (210) 370-1785

1934 Act/ Rule 14a-8

December 16, 2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: AT&T Inc. 2006 Annual Meeting
Shareholder Proposal of Ray T. Chevedden and Veronica G. Chevedden Trust 050490

Ladies and Gentlemen:

This statement and the material enclosed herewith are submitted on behalf of AT&T Inc., formerly known as SBC Communications Inc. ("AT&T") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. AT&T has received a shareholder proposal from Ray T. Chevedden and Veronica G. Chevedden Trust 050490 ("Proponent") for inclusion in AT&T's 2006 proxy materials. Proponent has requested that all communication be directed to Mr. John Chevedden. For the reasons stated below, AT&T intends to omit the proposal from its 2006 Proxy Statement.

Pursuant to Rule 14a-8(j), enclosed are six copies of each of: this statement, and the Proponent's letter submitting the proposal, and the other exhibits referred to below. A copy of this letter and related cover letter are being mailed concurrently to Mr. Chevedden advising him of AT&T's intention to omit the proposal from its proxy materials for the 2006 Annual Meeting.

The Proposal

On October 25, 2005, AT&T received a letter from the Proponent containing a proposal requesting that the AT&T Board "take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote to the greatest extent possible" (the "Trust Proposal").[1]

AT&T has corresponded with Mr. Chevedden with respect to the Trust Proposal, informing him of the Board's actions and inviting him to withdraw his proposal.[2] In an email message received by AT&T on December 16, Mr. Chevedden declined to withdraw the Trust Proposal, stating "The company action seem [*sic*] to fall short on a number of points on simple majority vote adoption based on the December 14, 2005 letter."[3]

It is my opinion, after review of applicable law and such other documents as I deemed necessary, that the Trust Proposal may be omitted from AT&T's proxy statement for the 2006 Annual Meeting for the reasons stated below.

<u>*Reasons the Proposal May be Omitted from the Proxy Statement*</u>

Pursuant to Rule 14a-8(i)(10): AT&T has already substantially implemented the Trust Proposal.

The Trust Proposal may properly be excluded from AT&T's Proxy Statement pursuant to Rule 14a-8(i)(10) because it has already been substantially implemented by AT&T. As described more fully below, the AT&T Board has already acted to remove supermajority provisions in its governing documents.

The Trust Proposal recommends that the AT&T Board "take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote to the greatest extent possible." The AT&T Board has approved resolutions to amend the company's Restated Certificate of Incorporation and Bylaws to eliminate supermajority provisions therefrom, and has proposed for adoption by its shareholders a proposal to approve the necessary changes to the Restated Certificate of Incorporation (the "AT&T Proposal").[4] The Board's action was taken in response to a virtually identical shareholder proposal from this same Proponent that was approved at the company's 2005 Annual Meeting. The intent of the AT&T Proposal is to remove

---

[1] A copy the Proposal is included in Exhibit 1 attached hereto.

[2] Copies of AT&T's letters to Mr. Chevedden dated December 13 and December 14, 2005, are attached here to as Exhibits 2 and 3, respectively.

[3] A copy of this email, together with an earlier email from Mr. Chevedden dated December 14, 2005, are attached as Exhibits 4 and 5, respectively.

[4] A copy of the resolutions adopted by the AT&T Board providing for this proposal is attached hereto as Exhibit 6. These resolutions would not eliminate the supermajority provisions in the Preferred Stock Certificate of Designation that is an exhibit to the Certificate of Incorporation and which establishes a preferred stock issue that is held by certain AT&T subsidiaries. The Certificate of Designations requires a two-thirds vote only on matters that would adversely affect the holders of the preferred stock.

from the Restated Certificate of Incorporation all provisions that require a supermajority vote. For these reasons, the Trust Proposal has already been substantially implemented.

Rule 14a-8(i)(10) does not require that the proposal be completely effected in order for it to be excluded; omission of proposals is now permitted where they have been "substantially implemented by the issuer." Exchange Act Release No. 34-200091 (August 16, 1983). The Staff has consistently concurred in the exclusion of proposals under Rule 14a-8(i)(10) that have been substantially implemented where the company has implemented the essential objective of the proposal, even if differences exist between the company's actions and the proponent's proposal. See *Bristol-Myers Squibb Company* (February 14, 2005); *Allegheny Energy, Inc.* (February 14, 2005); and *The Home Depot, Inc.* (March 28, 2002).

In *Bristol-Myers Squibb Company*, the Staff permitted the exclusion under similar circumstances of a proposal that is virtually identical to the Trust Proposal. The company stated in its letter to the Staff that the board of directors had passed a resolution to eliminate the supermajority provisions in the company's certificate of incorporation, but noted that it would not eliminate one provision that required at least a 75% vote to return to a classified board structure. John Chevedden, in his capacity as representative of the proponent in that case, argued that the proposal should not be excluded because of "the possibility of company failure in obtaining the overwhelming 75% vote required, ..." to approve the company's proposal. Notwithstanding Mr. Chevedden's argument and the remaining presence of a supermajority provision in the company's certificate of incorporation, the Staff permitted the company to omit the proposal.

In *Allegheny Energy, Inc.*, issued on the same date as the *Bristol-Myers Squibb Company* letter, the Staff also concurred in the exclusion of virtually the same proposal. In this case, the company had taken steps to eliminated most of the supermajority provisions in its governing documents, and sought to exclude the proposal as substantially implemented. Mr. Chevedden, also representing this proponent, argued that the proposal should not be excluded under Rule 14a-8(i)(10) because "the company retains at least one supermajority provision." The Staff rejected this argument, and concurred in the exclusion. See also *The Home Depot, Inc.* (concurring in exclusion of similar proposal under Rule 14a-8(i)(10) despite objections from Mr. Chevedden that, among other things, the company's proposal would require 80% approval).

Because AT&T has taken steps to eliminate supermajority provisions from its Bylaws and Restated Certificate of Incorporation, it has already substantially implemented the Trust Proposal. Accordingly, the Trust Proposal may properly be excluded under Rule 14a-8(i)(10).

Pursuant to Rule 14a-8(i)(9): The Trust Proposal directly conflicts with one of AT&T's own proposals to be submitted to shareholders at the 2006 Annual Meeting.

Alternatively, in the event that the Staff disagrees with AT&T's position that it has substantially implemented the Trust Proposal, AT&T believes the Trust Proposal may be omitted under Rule 14a-8(i)(9) because it will conflict with the AT&T Proposal that will be voted on at the 2006 Annual Meeting. Rule 14a-8(i)(9) permits exclusion of a shareholder proposal when the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting. See Exchange Act Release No. 34-40018 (May 21, 1998), fn. 27 (stating that the SEC does "not intend to imply that proposals must be identical in scope or focus for the exclusion to be available.")

As discussed above, the Proponent's representative, Mr. Chevedden, has asserted that the Trust Proposal is different from the AT&T Proposal. Assuming for the purposes of this part of the letter that such differences do exist, then it is inescapable that the Trust Proposal conflicts with the AT&T Proposal. Both proposals concern precisely the same issue, to wit: supermajority shareholder voting requirements. If the AT&T Proposal, to use Mr. Chevedden's words, seems "to fall short on a number of points," then it conflicts with the AT&T Proposal. The presence of the two proposals on the same proxy ballot would present alternative and conflicting decisions for shareholders, and submitting both proposals to a vote could provide inconsistent and ambiguous results. See *Gyrodyne Company of America, Inc.* (October 31, 2005) (Staff concurred in excluding proposal concerning the calling of special meetings because it conflicted with the company's proposal requiring a higher percentage for calling such meetings); *AOL Time Warner Inc.* (March 3, 2003) (concurring in exclusion of proposal prohibiting future stock option grants to senior executives as conflicting with company proposal to permit granting of stock options to all employees).

In the *AOL Time Warner Inc.* letter cited above, the proponent argued that the proposals did not present an "irreconcilable conflict," since the company would not be required to grant stock options under the company proposal but could use its discretion, just as it could use its discretion to decline to make awards to senior executives in accordance with the proponent's proposal. The Staff rejected this argument and concurred in the exclusion of the proposal. Similarly, in the present case, Mr. Chevedden cannot argue that the differences he asserts between the Trust Proposal and the AT&T Proposal do not present an irreconcilable conflict. Since he has alleged differences in the proposals, he cannot subsequently try to minimize them to avoid the determination that the proposals conflict.

Mr. Chevedden cannot have it both ways. Either the Trust Proposal is substantially the same as the AT&T Proposal and has therefore been substantially implemented by the AT&T Proposal, or it conflicts with the AT&T Proposal. Either way, the Trust Proposal can be excluded under the 14a-8 Rules.

* * *

For the reasons set forth above, in my opinion, AT&T may omit the proposal from its proxy materials for its 2006 Annual Meeting under Rule 14a-8. Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope.

Sincerely,

Richard G. Dennis
General Attorney

Enclosures

cc: John Chevedden

Ray T. Chevedden
5965 S. Citrus Ave.
Los Angeles, CA 90043

Mr. Edward E. Whitacre
Chairman
SBC Communications Inc. (SBC)
175 E Houston
San Antonio, TX 78205

Dear Mr. Whitacre,

This Rule 14a-8 proposal is respectfully submitted for the 2006 annual shareholder meeting to support the long-term performance of our company. The Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company.

Sincerely,

Ray T. Chevedden 10-23-05

Ray T. Chevedden Date
Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490
Shareholder

cc: Joy Rick
Corporate Secretary
PH: 210 821-4105
FX: 210 351-2071
Richard Dennis
General Attorney
PH: 210-351-3326
FX: 210-370-1785
Cindy Parsons
FX: 210-351-3521

[October 24, 2005]

3 – Adopt Simple Majority Vote

RESOLVED: Shareholders recommend that our Board of Directors take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote to the greatest extent possible. This proposal is focused on precluding voting requirements higher than approximately 51% wherever practicable.

75% yes-vote

This topic won a 75% yes-vote average at 7 major companies in 2004. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

62% yes-vote

The 2005 edition of this proposal won an impressive 62% yes-vote at our annual meeting based on yes and no votes cast. The 2005 edition was submitted by R. Chevedden according to the *"Investor responsibility Research Center Checklist of 2005 Shareholder Resolutions."*

End Potential Frustration of the Shareholder Majority

Our current rule allows a small minority to frustrate the will of our shareholder majority. For example if 66% vote yes and only 1% vote no — only 1% could force their will on the overwhelming 66% majority on a key governance issue.

This proposal does not address a majority vote requirement in director elections – an issue gaining a groundswell of support as a separate ballot item.

Progress Begins with One Step

It is important to take one forward step in our corporate governance and adopt the above RESOLVED statement since our 2005 governance was not impeccable. For instance in 2005 it was reported (and certain concerns are noted):

- The Corporate Library (TCL), an independent investment research firm in Portland, Maine rated our company:
  - "D" in Overall Board Effectiveness.
  - "D" in Board Composition.
  - "F" in CEO Compensation – $14 million.

  Overall Governance Risk Assessment = High

- We had no Independent Chairman and our Lead Director had 22-years director tenure – Independent oversight concerns.
- We had to marshal a 67% shareholder vote to make certain key governance improvements – Entrenchment concern.
- Cumulative voting was not allowed.
- Poison pill: A 2003 shareholder proposal wining a 60% vote asked our management to commit to not to adopting a poison pill without seeking shareholder approval. Management has not adopted any such poison pill limitation in response to the 2003 proposal.

Additionally:

- There are too many active CEOs on our board (3) – Independence and over-commitment concern.

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Mr. Edward E. Whitacre
Chairman
SBC Communications Inc. (SBC)
175 E Houston
San Antonio, TX 78205

Dear Mr. Whitacre,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company.

Sincerely,

William Steiner — Date: 10/13/05

cc: Joy Rick
Corporate Secretary
PH: 210 821-4105
FX: 210 351-2071
Richard Dennis
General Attorney
PH: 210-351-3326
FX: 210-370-1785
FX: 210-351-3521

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting. Verification of stock ownership will be forwarded.

EXHIBIT 2

at&t

Richard G. Dennis
Legal Department
175 E. Houston, Room 222
San Antonio, Texas 78205
Phone: (210) 351-3326
Fax: (210) 370-1785

December 13, 2005

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Re: AT&T Inc. 2006 Annual Meeting
Shareholder Proposal of Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490

Dear Mr. Chevedden:

The proposal submitted to AT&T Inc. (formerly known as SBC Communications Inc.) by the Trust for inclusion in AT&T Inc.'s 2006 Proxy Statement recommends that the Board take steps necessary for a simple majority vote to apply to issues subject to shareholder vote.

The AT&T Inc. Board of Directors, at its November 18, 2005, meeting, adopted resolutions to delete supermajority provisions in its Certificate of Incorporation and its Bylaws. This will now be submitted to a shareholder vote at the company's 2006 Annual Meeting. A certified copy of the resolutions approved by the Board is attached to this letter.

If the shareholders of AT&T Inc. approve the company's proposal as described in the attached resolutions, it will have the effect of removing all supermajority voting requirements, other than those contained in the Certificate of Designations for the Preferred Stock that was issued to certain subsidiaries in connection with the AT&T Corp. merger. A copy of the Restated Certificate of Incorporation, which includes that Certificate of Designations, is also attached to this letter.

In light of the Board's action, we ask that you withdraw the Trust's proposal. If this is acceptable to you, please sign the enclosed notice and return to me by fax.

Yours truly,

Richard G. Dennis
General Attorney

Enclosures

I, Joy Rick, Vice President and Secretary of SBC Communications Inc. ("SBC" or "Corporation"), a Delaware corporation, do hereby certify that the following resolution was duly and validly adopted by the Board of Directors on November 18, 2005:

Whereas, at the 2005 Annual Meeting of Stockholders of SBC Communications Inc. (the "Corporation"), a proposal was passed requesting the Board of Directors to take steps to have a "majority vote to apply on each issue that can be subject to shareholder vote – to the greatest extent possible"; and

Whereas, the Board of Directors desires to amend the Restated Certificate of Incorporation to remove all super majority provisions

NOW, THEREFORE, BE IT:

RESOLVED, that the Board of Directors of SBC Communications Inc. deems it advisable and does hereby adopt and proposes to the stockholders the following amendment to ARTICLE SEVEN of the Restated Certificate of Incorporation of the Corporation:

ARTICLE SEVEN is hereby amended by deleting the language struck out below as follows:

"The Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation~~, except that any Bylaw of the corporation providing for the maximum number of Directors that may serve on the Board of Directors, or providing for a classified Board of Directors with staggered terms of office or requiring the approval by the shareholders or the Board of Directors~~

~~of any business combination may only be amended or repealed by a two-thirds majority vote of the total number of shares of stock of the corporation then outstanding and entitled to vote~~."

RESOLVED FURTHER, the proposed amendment to the Restated Certificate of Incorporation shall be submitted to the stockholders for approval at the 2006 Annual Meeting of Stockholders;

RESOLVED FURTHER, that upon receiving the requisite approval by the stockholders necessary to make the foregoing amendment to the Restated Certificate of Incorporation, the officers of the Corporation be, and each hereby is, authorized and directed to file a certificate of amendment to the Restated Certificate of Incorporation (the "Certificate of Amendment") with the Secretary of State of the State of Delaware in order to effect the amendment; and

RESOLVED FURTHER, that, upon the effectiveness of the Certificate of Amendment in accordance with the General Corporation Law of the State of Delaware, Article VI of the Bylaws of the Corporation be, and hereby is, deleted and the remaining Articles be renumbered accordingly.

ATTEST:

Vice President and Secretary

San Antonio, Texas
December 6, 2005

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "AT&T INC.", FILED IN THIS OFFICE ON THE EIGHTEENTH DAY OF NOVEMBER, A.D. 2005, AT 3:38 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

2018584 8100

050943644

AUTHENTICATION: 4308794

DATE: 11-18-05

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:38 PM 11/18/2005
FILED 03:38 PM 11/18/2005
SRV 050943644 - 2018584 FILE

RESTATED CERTIFICATE OF INCORPORATION OF AT&T INC.

AT&T INC., a Corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

1. The name of the corporation is AT&T Inc., and the name under which the corporation was originally incorporated was Southwestern Bell Corporation. The date of filing of its original Certificate of Incorporation with the Secretary of State was October 5, 1983.

2. This Restated Certificate of Incorporation only restates and integrates and does not further amend the provisions of the Restated Certificate of Incorporation of this corporation as heretofore amended or supplemented and there is no discrepancy between those provisions and the provisions of this Restated Certificate of Incorporation.

3. The text of the Restated Certificate of Incorporation as amended or supplemented heretofore is hereby restated and without further amendments or changes to read as herein set forth in full:

ARTICLE ONE

The name of the corporation is AT&T Inc.

ARTICLE TWO

The address of the registered office of the corporation in the State of Delaware is 1209 Orange Street, Wilmington, Delaware 19801, County of New Castle. The name of the registered agent of the corporation at such address is The Corporation Trust Company.

ARTICLE THREE

The purpose of the corporation is to engage in any business, lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE FOUR

The corporation shall have perpetual existence.

ARTICLE FIVE

The aggregate number of shares which the corporation is authorized to issue is 7,010,000,000 shares, consisting of 7,000,000,000 common shares having a par value of $1 per share and 10,000,000 preferred shares having a par value of $1 per share.

The preferred shares may be issued from time to time in one or more series. The Board of Directors is authorized to establish by resolution the number of preferred shares in each series, the designation thereof, the powers, preferences, and rights and the qualifications, limitations or restrictions of each series and the variations, if any, as between each series. The Board of Directors has designated a series of its Perpetual Cumulative Preferred Stock pursuant to a Certificate of Designation duly filed with the Delaware Secretary of State on November 18, 2005, a copy of which is attached hereto as Exhibit A, and incorporated herein by reference.

No holder of any class or series of shares shall have any preemptive right to purchase any additional issue of shares of the corporation of any class or series or any security convertible into any class or series of shares.

ARTICLE SIX

The business and affairs of the corporation shall be under direction of a Board of Directors. The number of directors, their terms and the manner of their election shall be fixed by the Bylaws of the corporation. The directors need not be elected by written ballot unless required by the Bylaws of the corporation.

No director of this corporation shall be liable to this corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability 1) for any breach of the director's duty of loyalty to the corporation or its stockholders; 2) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of the law; 3) under Section 174 of the Delaware General Corporation Law; or 4) for any transaction from which a director derived an improper benefit.

ARTICLE SEVEN

The Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws of the corporation, except that any Bylaw of the corporation providing for the maximum number of Directors that may serve on the Board of Directors, or providing for a classified Board of Directors with staggered terms of office or requiring the approval by the shareholders or the Board of Directors of any business combinations may only be amended or repealed by a two-thirds majority vote of the total number of shares of stock of the corporation then outstanding and entitled to vote.

ARTICLE EIGHT

Notwithstanding any other provisions of this Certificate of Incorporation or the Bylaws of the corporation, no action which is required to be taken or which may be taken at any annual or special meeting of stockholders of the corporation may be taken by written consent without a meeting, except where such consent is signed by stockholders representing at least two-thirds of the total number of shares of stock of the corporation then outstanding and entitled to vote thereon.

ARTICLE NINE

The corporation reserves the right to amend and repeal any provision contained in this Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware. All rights herein conferred are granted subject to this reservation.

4. This Restated Certificate of Incorporation was duly adopted by the Board of Directors on November 18, 2005, in accordance with Section 245 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said AT&T Inc. has caused this Restated Certificate of Incorporation to be signed by Edward E. Whitacre, Jr., its Chairman and Chief Executive Officer, and attested by Joy Rick, its Vice President and Secretary, this 18th day of November, 2005.

AT&T INC.

(seal)

By: Edward E. Whitacre, Jr.
Edward E. Whitacre, Jr.
Chairman and Chief Executive Officer

Attest: Joy Rick
Joy Rick
Vice President & Secretary

EXHIBIT A

CERTIFICATE OF DESIGNATIONS

OF

PERPETUAL CUMULATIVE PREFERRED STOCK

OF

AT&T INC.

AT&T Inc. (formerly SBC Communications Inc.), a Delaware corporation (the "Corporation"), DOES HEREBY CERTIFY:

That the following resolution was duly adopted by the Board of Directors of the Corporation (the "Board of Directors") at a meeting duly convened and held on November 18, 2005 pursuant to authority conferred upon the Board of Directors by the provisions of the Restated Certificate of Incorporation of the Corporation authorizing the Corporation to issue up to 10,000,000 preferred shares, par value $1 per share:

"BE IT RESOLVED, that the issuance of a series of preferred shares of SBC Communications Inc. (the "Corporation") be, and hereby is, authorized, and the designation, powers, preferences and rights and the qualifications, limitations and restrictions of such series, in addition to those set forth in the Restated Certificate of Incorporation of the Corporation (the "Certificate of Incorporation") be, and hereby are, fixed as follows:

SECTION 1. Designation. The distinctive serial designation of such series is "Perpetual Cumulative Preferred Stock". Each share of Perpetual Cumulative Preferred Stock shall be identical in all respects to every other share of Perpetual Cumulative Preferred Stock.

SECTION 2. Number of Shares. The number of shares of Perpetual Cumulative Preferred Stock shall be 768,392. Subject to the provisions of Section 6(d) of this Certificate of Designations, such number may from time to time be increased (but not in excess of the total number of authorized preferred shares) or decreased (but not below the number of shares of Perpetual Cumulative Preferred Stock then outstanding) by the Board of Directors of the Corporation (the "Board of Directors"). Shares of Perpetual Cumulative Preferred Stock that are redeemed, purchased or otherwise acquired by the Corporation shall be cancelled and shall revert to authorized but unissued preferred shares undesignated as to series.

SECTION 3. Rank. The shares of Perpetual Cumulative Preferred Stock shall rank, with respect to the payment of dividends and in the distribution of assets on any liquidation, dissolution or winding up of the Corporation, prior to the common shares of the Corporation and junior to all series of any other class of preferred shares of the Corporation.

SECTION 4. Dividends and Distributions.

(a) Rate.

(i) Subject to the rights of the holders of any series of preferred shares (or any similar stock) ranking prior to the Perpetual Cumulative Preferred Stock with respect to dividends, the holders of shares of Perpetual Cumulative Preferred Stock, in preference to the holders of common shares, shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, quarterly dividends payable in cash on the first day of March, June, September and December in each year (each such date being referred to herein as a "Quarterly Dividend Payment Date"), commencing on the first Quarterly Dividend Payment Date after the first issuance of a share or fraction of a share of Perpetual Cumulative Preferred Stock, in an amount per share (rounded to the nearest cent) equal to the greater of:

(1) $1; and

(2) subject to the provision for adjustment set forth in Section 4(a)(ii) below, (x) 155.8840 times the aggregate per share amount of all cash dividends and (y) 155.8840 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions declared on the common shares since the immediately preceding Quarterly Dividend Payment Date or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any share or fraction of a share of Perpetual Cumulative Preferred Stock, provided, however, that in lieu of any dividends payable in common shares or payable as a result of a subdivision of the outstanding common shares (by reclassification or otherwise), the adjustments set forth in Section 4(a)(ii) below shall be made.

(ii) In the event the Corporation shall at any time declare or pay any dividend on the common shares payable in common shares, or effect a subdivision or combination or consolidation of the outstanding common shares (by reclassification or otherwise than by payment of a dividend in common shares) into a greater or lesser number of common shares, then in each such case the amount to which holders of shares of Perpetual Cumulative Preferred Stock were entitled immediately prior to such event under Section 4(a)(i)(2) above shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of common shares outstanding immediately after such event and the denominator of which is the number of common shares that were outstanding immediately prior to such event.

(b) The Corporation shall declare a dividend or distribution on the Perpetual Cumulative Preferred Stock as provided in Section 4(a)(i) above immediately after it declares a dividend or distribution on the common shares (other than a dividend payable in common shares); provided that, in the event no dividend or distribution shall have been declared on the common shares during the period between any Quarterly Dividend Payment Date and the next subsequent Quarterly Dividend Payment Date, a dividend of $1 per share on the Perpetual Cumulative Preferred Stock shall nevertheless be payable on such subsequent Quarterly Dividend Payment Date.

(c) Dividends shall begin to accrue and be cumulative on outstanding shares of Perpetual Cumulative Preferred Stock from the date of issue of such shares. Accrued but unpaid dividends shall not bear interest. Dividends paid on the shares of Perpetual Cumulative Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated *pro rata* on a share-by-share basis among all such shares at the time outstanding. The Board of Directors may fix a record date for the determination of holders of shares of Perpetual Cumulative Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be not more than sixty days nor less than ten days prior to the date fixed for the payment thereof. In the event that a corresponding dividend or distribution is being paid on the common shares, the record date shall be the same date as that fixed for the determination of holders of common shares entitled to receive payment of the corresponding dividend or distribution.

(d) Whenever quarterly dividends or other dividends or distributions payable on Perpetual Cumulative Preferred Stock provided in Section 4(a) above are in arrears (which for the avoidance of doubt shall not include any failure to make any payment as a result of a waiver by the holders thereof), thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Perpetual Cumulative Preferred Stock outstanding shall have been paid in full, the Corporation shall not:

(i) declare or pay dividends, or make any other distributions, on any shares of stock ranking junior (either as to the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up) to the Perpetual Cumulative Preferred Stock;

(ii) declare or pay dividends, or make any other distributions, on any shares of stock ranking on a parity (either as to the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up) with the Perpetual Cumulative Preferred Stock, except dividends paid ratably on the Perpetual Cumulative Preferred Stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled;

(iii) redeem or purchase or otherwise acquire for consideration shares of any stock ranking junior (either as to the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up) to the Perpetual Cumulative Preferred Stock, provided that the Corporation may at any time redeem, purchase or otherwise acquire shares of any such junior stock in exchange for shares of any stock of the Corporation ranking junior (either as to the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up) to the Perpetual Cumulative Preferred Stock; or

(iv) redeem or purchase or otherwise acquire for consideration any shares of Perpetual Cumulative Preferred Stock, or any shares of stock ranking on a parity (either as to the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up) with the Perpetual Cumulative Preferred Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

(e) The Corporation shall not permit any subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of stock of the Corporation unless the Corporation could, under Section 4(d) above, purchase or otherwise acquire such shares at such time and in such manner.

SECTION 5. Liquidation, Dissolution or Winding Up.

(a) Subject to the provisions of the Certificate of Incorporation (including any limitations on distributions to preferred shares), upon the distribution of assets on any liquidation, dissolution or winding up of the Corporation, no distribution shall be made (i) to the holders of shares of stock ranking junior (either as to the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up) to the Perpetual Cumulative Preferred Stock unless, prior thereto, the holders of shares of Perpetual Cumulative Preferred Stock shall have received $1,000 per share, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment, provided that the holders of shares of Perpetual Cumulative Preferred Stock shall be entitled to receive an aggregate amount per share, subject to the provision for adjustment hereinafter set forth, equal to 155.8840 times the aggregate amount to be distributed per share to holders of common shares, provided, further, that in the distribution of assets on any involuntary liquidation, dissolution or winding up of the Corporation, the aggregate amount that all shares of Perpetual Cumulative Preferred Stock shall be entitled to receive (prior to shares of stock ranking junior to such shares) shall be no greater than $500,000,000, with holders of shares of Perpetual Cumulative Preferred Stock entitled to any shortfall or any amount otherwise payable on a *pro rata* basis with holders of common shares or (ii) to the holders of shares of stock ranking on a parity (either as to the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up) with Perpetual Cumulative Preferred Stock, except distributions made ratably on Perpetual Cumulative Preferred Stock and all such parity stock in proportion to the total amounts to which the holders of all such shares are entitled upon the distribution of assets on such liquidation, dissolution or winding up. In the event the Corporation shall at any time declare or pay any dividend on the common shares payable in common shares, or effect a subdivision or combination or consolidation of the outstanding common shares (by reclassification or otherwise than by payment of a dividend in common shares) into a greater or lesser number of common shares, then in each such case the aggregate amount to which holders of shares of Perpetual Cumulative Preferred Stock were entitled immediately prior to such event under the first proviso in Section 5(a)(i) above shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of common shares outstanding immediately after such event and the denominator of which is the number of common shares that were outstanding immediately prior to such event.

(b) For purposes of this Section 5, the merger or consolidation of the Corporation with any other corporation, including a merger in which the holders of common shares receive other stock or securities, cash and/or any other property for their shares, or the sale of all or substantially all of the assets of the Corporation (any such transaction, a "Business Combination"), shall not constitute a liquidation, dissolution or winding up of the Corporation. In case the Corporation shall execute an agreement providing for the Corporation to enter into a Business Combination, such agreement shall make provision for the treatment of the shares of Perpetual Cumulative Preferred

Stock in such Business Combination, which treatment shall, in the judgment of the Board of Directors, (i) preserve the value of any outstanding shares of Perpetual Cumulative Preferred Stock that will remain outstanding following such Business Combination and/or (ii) provide for the exchange of each outstanding share of Perpetual Cumulative Preferred Stock for consideration that has an aggregate value equal to the value of such share of Perpetual Cumulative Preferred Stock.

SECTION 6. Voting Rights.

The holders of shares of Perpetual Cumulative Preferred Stock shall have the following voting rights:

(a) Subject to the provision for adjustment hereinafter set forth, each share of Perpetual Cumulative Preferred Stock shall entitle the holder thereof to 15.5884 votes on all matters submitted to a vote of the stockholders of the Corporation. In the event the Corporation shall at any time declare or pay any dividend on the common shares payable in common shares, or effect a subdivision or combination or consolidation of the outstanding common shares (by reclassification or otherwise than by payment of a dividend in common shares) into a greater or lesser number of common shares, then in each such case the number of votes per share to which holders of shares of Perpetual Cumulative Preferred Stock were entitled immediately prior to such event shall be adjusted by multiplying such number by a fraction, the numerator of which is the number of common shares outstanding immediately after such event and the denominator of which is the number of common shares that were outstanding immediately prior to such event.

(b) Except as otherwise provided herein, in any other certificate of designations creating a series of preferred shares or any similar stock, or by law, the holders of shares of Perpetual Cumulative Preferred Stock and the holders of common shares and any other capital stock of the Corporation having general voting rights shall vote together as a single class on all matters on which holders of common shares are entitled to vote.

(c) If and whenever dividends payable on the Perpetual Cumulative Preferred Stock and any other class or series of stock of the Corporation ranking on a parity with the Perpetual Cumulative Preferred Stock as to payment of dividends (any such class or series being referred to herein as "dividend parity stock") shall be in arrears (which for the avoidance of doubt shall not include any failure to make any payment as a result of a waiver by the holders thereof) in an aggregate amount equal to at least six quarterly dividends (whether or not consecutive), the number of directors then constituting the Board of Directors shall be increased by two and the holders of shares of Perpetual Cumulative Preferred Stock, together with the holders of all other affected classes and series of dividend parity stock similarly entitled to vote for the election of two additional directors, voting together as a single class, shall be entitled to elect the two additional directors at any annual meeting of stockholders or any special meeting of the holders of shares of Perpetual Cumulative Preferred Stock and such dividend parity stock called as hereinafter provided. Whenever all arrears in dividends on the Perpetual Cumulative Preferred Stock and dividend parity stock then outstanding shall have been paid in full and dividends thereon for the current quarterly dividend period shall have been paid or declared and set aside for payment, then the right of the holders of shares of Perpetual Cumulative Preferred Stock and such dividend parity stock to elect such additional two directors shall cease (but subject always to the same provisions for the vesting of such voting rights in the case of any similar future arrearages in dividends), and the terms of office of all persons elected as directors by the holders of shares of Perpetual Cumulative Preferred Stock and such dividend parity stock shall forthwith terminate and the number of directors constituting the Board of Directors shall be reduced accordingly. At any time after such power shall have been so vested in the holders of shares of Perpetual Cumulative Preferred Stock and such dividend parity stock, the Secretary of the Corporation may, and upon the written request of any holder of shares of Perpetual Cumulative Preferred Stock (addressed to the Secretary at the principal office of the Corporation) shall, call a special meeting of the holders of shares of Perpetual Cumulative Preferred Stock and such dividend parity stock for the election of the two directors to be elected by them as herein provided, such call to be made by notice similar to that provided in the by-laws of the Corporation for a special meeting of the stockholders or as required by law. If any such special meeting so required to be called shall not be called by the Secretary within 20 days after receipt of any such request, then any holder of shares of Perpetual Cumulative Preferred Stock may (at the Corporation's expense) call such meeting, upon notice as herein provided, and for that purpose shall have access to the stock books of the Corporation. The directors elected at any such special meeting shall hold office until the next annual meeting of the stockholders if such office shall not have previously terminated as above provided. In case any vacancy shall occur among the directors elected by the holders of shares of Perpetual Cumulative Preferred Stock and such dividend parity stock, a successor shall be elected by the Board of Directors to serve until the next annual meeting of the stockholders upon the nomination of the then remaining director elected by the holders of shares of Perpetual Cumulative Preferred Stock and such dividend parity stock or the successor of such remaining director. If the holders of shares of Perpetual Cumulative Preferred Stock become entitled under the foregoing provisions to elect or participate in the election of two directors as a result of dividend arrearages, such entitlement shall not affect the right of such holders to vote as stated in Sections 6(a)-(b) above, including the right to vote in the election of the remaining directors.

(d) So long as any shares of Perpetual Cumulative Preferred Stock are outstanding, in addition to any other vote or consent of stockholders required by law or by the Certificate of Incorporation, the vote or consent of the holders of at least 66⅔% of the shares of Perpetual Cumulative Preferred Stock at the time outstanding, voting separately as a single class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating:

(i) any amendment, alteration or repeal of any provision of the Certificate of Incorporation, by-laws of the Corporation or this Certificate of Designations that would alter or change the powers, preferences or special rights of the Perpetual Cumulative Preferred Stock so as to affect them adversely; provided, however, that an amendment of the Certificate of Incorporation so as to authorize or create, or to increase the authorized amount of, any shares of any class or series or any securities convertible into shares of any class or series of capital stock of the Corporation ranking junior to or on a parity with the Perpetual Cumulative Preferred Stock with respect to the payment of dividends and in the distribution of assets on any liquidation, dissolution or winding up of the Corporation shall not be deemed to affect adversely the powers, preferences or special rights of the Perpetual Cumulative Preferred Stock; or

(ii) any amendment or alteration of the Certificate of Incorporation to authorize or create, or increase the authorized amount of, any shares of any class or series or any securities convertible into shares of any class or series of capital stock of the Corporation ranking prior to the Perpetual Cumulative Preferred Stock with respect to the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Corporation;

provided, however, that if any such amendment, alteration or repeal would affect adversely the powers, preferences or special rights of the Perpetual Cumulative Preferred Stock and any other series of preferred shares similarly entitled to vote upon the matters specified herein in substantially the same manner, it shall be sufficient if the holders of shares of Perpetual Cumulative Preferred Stock and all such other series so adversely affected vote thereon together as a single class, regardless of series.

(e) So long as any shares of Perpetual Cumulative Preferred Stock are outstanding, in addition to any other vote or consent of stockholders required by law or by the Certificate of Incorporation, the vote or consent of the holders of at least a majority of the shares of Perpetual Cumulative Preferred Stock and all other series of preferred shares similarly entitled to vote upon the matters specified in this Section 6(e) at the time outstanding, voting together as a single class regardless of series, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating any amendment or alteration of the Certificate of Incorporation to increase the authorized number of shares of Perpetual Cumulative Preferred Stock, or to authorize or create, or increase the authorized amount of, any shares of any class or series or any securities convertible into shares of any class or series of capital stock of the Corporation ranking on a parity with the Perpetual Cumulative Preferred Stock with respect to the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Corporation; provided, however, that no such vote or consent of the holders of shares of Perpetual Cumulative Preferred Stock shall be required if provision is made for the redemption of all shares of Perpetual Cumulative Preferred Stock at the time outstanding at or (with the consent of the holders of such shares) before the time such increase, authorization or creation is to be made.

SECTION 7. Redemption.

(a) At any time, the Board of Directors may redeem shares of the Perpetual Cumulative Preferred Stock for common shares of the Corporation at a ratio of 155.8840 common shares per share of Perpetual Cumulative Preferred Stock. In the event the Corporation shall at any time declare or pay any dividend on the common shares payable in common shares, or effect a subdivision or combination or consolidation of the outstanding common shares (by reclassification or otherwise than by payment of a dividend in common shares) into a greater or lesser number of common shares, then in each such case the number of common shares set forth in the preceding sentence with respect to the redemption of shares of Perpetual Cumulative Preferred Stock shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of common shares outstanding immediately after such event and the denominator of which is the number of common shares that were outstanding immediately prior to such event.

(b) Any redemption pursuant to this Section 7 shall be pursuant to notice and other procedures as determined by the Board of Directors.

SECTION 8. Other Rights. The shares of Perpetual Cumulative Preferred Stock shall not have any powers, preferences or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the Certificate of Incorporation.

IN WITNESS WHEREOF, AT&T Inc. has caused this certificate to be signed by Joy Rick, its Vice President and Secretary, this 18th day of November, 2005.

AT&T INC.

By /S/ Joy Rick
Joy Rick
Vice President and Secretary

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THAT THE SAID "SBC COMMUNICATIONS INC.", FILED A CERTIFICATE OF OWNERSHIP, CHANGING ITS NAME TO "AT&T INC.", THE EIGHTEENTH DAY OF NOVEMBER, A.D. 2005, AT 3 O'CLOCK P.M.

Harriet Smith Windsor, Secretary of State

2018584 8320

050944183

AUTHENTICATION: 4308812

DATE: 11-18-05

at&t

Richard G. Dennis
Legal Department
175 E. Houston, Room 222
San Antonio, Texas 78205
Phone: (210) 351-3326
Fax: (210) 370-1785

December 14, 2005

Via fax and U.S. Mail

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Re: AT&T Inc. 2006 Annual Meeting
Shareholder Proposal of Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490

Dear Mr. Chevedden:

Thank you for your email of Wednesday, December 14, 2005. The responses from AT&T Inc. ("AT&T") to your questions are set out below in bold face type.

Please advise the percentage vote required for the simple majority vote proposal to be adopted and whether the board will recommend a yes vote.
AT&T's proposal will have to be approved by a two-thirds majority vote of the total number of shares of stock of the corporation then outstanding and entitled to vote, in compliance with §242(b)(4) of the Delaware General Corporation Law. AT&T expects that its Board of Directors will recommend a "yes" vote for its proposal in the 2006 Proxy Statement. The Board has by resolution stated that it "deems it advisable and does hereby adopt and proposes to the stockholders..." the amendments to the Restated Certificate of Incorporation and the Bylaws.

Will the company proposal then make the vote requirement 51% for each of these items:

> Any Bylaw of the corporation providing for the maximum number of Directors that may serve on the Board of Directors, or providing for a classified Board of Directors with staggered terms of office or requiring the approval by the shareholders or the Board of Directors of any business combinations may only be amended or repealed by a 51% majority vote.
> **Assuming approval of the AT&T proposal by the shareholders, the vote required by the Restated Certificate of Amendment and Bylaws**

for each of these items would be a majority of votes cast. Note that the AT&T proposal only addresses supermajority provisions set out in the AT&T Restated Certificate of Amendment, and does not affect any supermajority vote provisions established by law.

Vote Required to Call Special Meeting: 51%
A special meeting shall be called whenever requested in writing by stockholders representing two-thirds of the shares of the corporation.

Vote Required to Act by Written Consent Percent: 51%
A written consent to a stockholder action without a meeting must be signed by stockholders representing at least two-thirds of the total number of shares of stock of the corporation then outstanding and entitled to vote thereon.

I hope this answers your questions. In light of the Board's action, we again ask that you withdraw the Trust's proposal. If this is acceptable to you, please reply by fax.

Yours truly,

Richard G. Dennis
General Attorney

Enclosure

Attn: Richard Dennis
AT&T Inc.
Fax: (210) 370-1785

I hereby withdraw my proposal regarding the simple majority vote.

Date	John Chevedden

DENNIS, RICHARD G (Legal)

From: J [olmsted7p@earthlink.net]
Sent: Friday, December 16, 2005 1:28 AM
To: DENNIS, RICHARD G (Legal)
Subject: (T)

Mr. Dennis,
The company action seem to fall short on a number of points on simple majority vote adoption based on the December 14, 2005 letter. Sincerely, John Chevedden

DENNIS, RICHARD G (Legal)

From: J [olmsted7p@earthlink.net]
Sent: Wednesday, December 14, 2005 1:53 AM
To: DENNIS, RICHARD G (Legal)
Subject: (T)

Mr. Dennis,
Thank you for the fax today. Please advise the percentage vote required for the simple majority vote proposal to be adopted and whether the board will recommend a yes vote.

Will the company proposal then make the vote requirement 51% for each of these items: Any Bylaw of the corporation providing for the maximum number of Directors that may serve on the Board of Directors, or providing for a classified Board of Directors with staggered terms of office or requiring the approval by the shareholders or the Board of Directors of any business combinations may only be amended or repealed by a 51% majority vote.
Vote Required to Call Special Meeting: 51%
Vote Required to Act by Written Consent Percent: 51%

Thank you.
John Chevedden

I, Joy Rick, Vice President and Secretary of SBC Communications Inc. ("SBC" or "Corporation"), a Delaware corporation, do hereby certify that the following resolution was duly and validly adopted by the Board of Directors on November 18, 2005:

Whereas, at the 2005 Annual Meeting of Stockholders of SBC Communications Inc. (the "Corporation"), a proposal was passed requesting the Board of Directors to take steps to have a "majority vote to apply on each issue that can be subject to shareholder vote – to the greatest extent possible"; and

Whereas, the Board of Directors desires to amend the Restated Certificate of Incorporation to remove all super majority provisions

NOW, THEREFORE, BE IT:

RESOLVED, that the Board of Directors of SBC Communications Inc. deems it advisable and does hereby adopt and proposes to the stockholders the following amendment to ARTICLE SEVEN of the Restated Certificate of Incorporation of the Corporation:

ARTICLE SEVEN is hereby amended by deleting the language struck out below as follows:

"The Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation~~, except that any Bylaw of the corporation providing for the maximum number of Directors that may serve on the Board of Directors, or providing for a classified Board of Directors with staggered terms of office or requiring the approval by the shareholders or the Board of Directors~~

~~of any business combination may only be amended or repealed by a two-thirds majority vote of the total number of shares of stock of the corporation then outstanding and entitled to vote~~."

RESOLVED FURTHER, the proposed amendment to the Restated Certificate of Incorporation shall be submitted to the stockholders for approval at the 2006 Annual Meeting of Stockholders;

RESOLVED FURTHER, that upon receiving the requisite approval by the stockholders necessary to make the foregoing amendment to the Restated Certificate of Incorporation, the officers of the Corporation be, and each hereby is, authorized and directed to file a certificate of amendment to the Restated Certificate of Incorporation (the "Certificate of Amendment") with the Secretary of State of the State of Delaware in order to effect the amendment; and

RESOLVED FURTHER, that, upon the effectiveness of the Certificate of Amendment in accordance with the General Corporation Law of the State of Delaware, Article VI of the Bylaws of the Corporation be, and hereby is, deleted and the remaining Articles be renumbered accordingly.

ATTEST:

Vice President and Secretary

San Antonio, Texas
December 6, 2005

From: J [olmsted7p@earthlink.net]
Sent: Tuesday, December 20, 2005 11:37 PM
To: CFLETTERS
Cc: Richard Dennis
Subject: Re AT&T Inc. (T) No-Action Request Ray T.Chevedden

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 20, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

AT&T Inc. (T)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Simple Majority Vote
Shareholder: Ray T. Chevedden

Ladies and Gentlemen:

This is an initial response to the AT&T Inc. December 16, 2005 no action request.

The company no action request is at least incomplete. It fails to state that a substantial 67% vote of all shares outstanding is required or the company proposal is dead.

It fails to state whether the company will recommend a yes-vote, a no-vote or will make no recommendation whatsoever. The following High Risk Alert on Goodyear (GT) is one example of how companies put proposals on their ballots with the intention that they will fail to get the required vote and incredulously get credit for substantial implementation at the same time.

The following High Risk Alert on Goodyear is from The Corporate Library:

High Risk Alert
Goodyear Tire & Rubber

Goodyear¹s (GT) response to a 2002 shareholder proposal that received the approval of 72% of the company¹s shareholders is underwhelming.

The 2002 proposal asked the board to "take the necessary steps to declassify the Board of Directors and establish annual elections of directors." A 2001 proposal, also approved by a majority of Goodyear¹s shares voted, expressed a similar sentiment. Three years later, in the 2005 proxy, the Goodyear board finally responded:

The Board of Directors has adopted a resolution approving the submission to shareholders of an amendment to Sections 1 and 2 of Article II of the Code of Regulations that would declassify the Board of Directors and provide for the annual election of all directors. The form of this amendment, called the "Annual Election Amendment," is attached as Exhibit C. The Board of Directors makes no recommendation regarding whether to vote for or against the Annual Election Amendment. (Goodyear proxy report, March 24, 2005; italics added)

By submitting a binding proposal to shareholders, the Goodyear board performed the bare minimum asked by the proposal, but by withholding its recommendation, the board hexed the Œmanagement-sponsored¹ proposal from the start. The following chart shows the difference in votes between the 2002 shareholder proposal and management¹s 2005 proposal that they failed to endorse:

2002 Shareholder Proposal
2005 Management Proposal
Votes For

84,421,119
53.2%
81,495,897

46.4%
Votes Against
29,023,751
18.3%
9,091,639
5.2%
Votes Abstained
2,227,763
1.4%
5,755,299
3.3%
Broker Non-Votes
31,123,545
19.6%
64,986,877
37.0%

% of 158,760,734 shares outstanding
% of 175,780,313 shares outstanding

Small wonder, then, that the company reported this in its May 4, 2005 10-Q: "The resolution, having failed to receive the affirmative vote of at least a majority of the shares of Common Stock entitled to vote at the Annual Meeting, was not adopted." This binding negative vote also gives the board carte blanche to refuse to include future declassification proposals on the proxy. This 2005 coup d'état made for outstanding gamesmanship, but terrible governance.

It's hard to draw a conclusive link between management's lack of recommendation and the staggering broker non-vote, but the shareholders who did vote deserve credit for seeing through the ruse: votes against the proposal declined from 29 million votes to just 9 million, or 5.2% of shares outstanding.

We have long assigned Goodyear a low shareholder responsiveness rating; the board also ignored two previous poison pill proposals approved by a majority of the shares voted. We've now lowered the company's responsiveness grade to F, and would lower it to even further if we could. The company's recent Sarbanes-

Oxley Section 404 reporting requirements violations also suggest that our Board Effectiveness Rating of D is on target this board poses a high risk to shareholder value.

Jennifer Pepin, Senior Ratings Analyst - 5/13/2005

Back to AT&T, the company makes no commitment to make its best effort to ensure that its proposal gets the highest possible number of yes-votes, yet the company asks for a staff commitment to enable it to exclude the proposal.

On another point the company no action seems at least incomplete. It fails to point out one instance where a provision of the rule 14a-8 proposal pulls in the opposite direction of the company proposal. The rule 14a-8 proposal is simply a more comprehensive means of moving to simple majority vote.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity for additional material in support of the inclusion of this shareholder proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Ray T. Chevedden
Richard Dennis <rdennis@corp.sbc.com>
General Attorney

at&t

RECEIVED

2005 DEC 28 PM 2:38

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Richard G. Dennis
Legal Department
175 E. Houston, Room 222
San Antonio, Texas 78205
Phone: (210) 351-3326
Fax: (210) 370-1785

1934 Act/ Rule 14a-8

December 22, 2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: AT&T Inc. 2006 Annual Meeting
Shareholder Proposal of Ray T. Chevedden and Veronica G. Chevedden Trust 050490

Ladies and Gentlemen:

This statement is submitted on behalf of AT&T Inc. ("AT&T") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, in response to a letter from John Chevedden dated December 20, 2005, concerning the shareholder proposal from Ray T. Chevedden and Veronica G. Chevedden Trust 050490 (the "Proponent"). AT&T received Chevedden response via email on December 20, 2005. For the reasons set forth below, AT&T continues to believe that the Proponent's proposal may be excluded from AT&T's proxy materials.

Pursuant to Rule 14a-8(j), enclosed are six copies of this statement. A copy of this letter and related cover letter are being mailed concurrently to Mr. Chevedden.

This letter addresses the issues raised by Mr. Chevedden in his December 20 letter, and should be read in conjunction with AT&T's original December 16 letter to the SEC concerning exclusion of this proposal. Mr. Chevedden's letter alleges that AT&T's letter is incomplete because it omits the following:

- "It fails to state that a substantial 67% vote of all shares outstanding is required or the company proposal is dead."

- "It fails to state whether the company will recommend a yes-vote, a no-vote or will make no recommendation whatsoever."

- "[T]he company makes no commitment to make its best effort to ensure that its proposal gets the highest possible number of yes-votes,..."

- "It fails to point out one instance where a provision of the rule 14a-8 proposal pulls in the opposite direction of the company proposal."

The first three of these points apparently address AT&T's intention to exclude the proposal under Rule 14a-8(i)(10) as substantially implemented. The last of the points appears to address the exclusion argument raised by AT&T under Rule 14a-8(i)(9).

Mr. Chevedden's claims are disingenuous at best. Prior to sending its December 16 letter to the SEC for exclusion of Proponent's proposal, AT&T corresponded with Mr. Chevedden to ascertain if he would voluntarily withdraw the proposal. Copies of this correspondence were attached to AT&T's December 16 letter to the SEC. This correspondence included AT&T's December 14 letter to Mr. Chevedden, in which AT&T made the following statement:

> AT&T's proposal will have to be approved by a two-thirds majority vote of the total number of shares of stock of the corporation then outstanding and entitled to vote, in compliance with §242(b)(4) of the Delaware General Corporation Law. AT&T expects that its Board of Directors will recommend a "yes" vote for its proposal in the 2006 Proxy Statement. The Board has by resolution stated that it "deems it advisable and does hereby adopt and proposes to the stockholders..." the amendments to the Restated Certificate of Incorporation and the Bylaws.

Since this response was attached to AT&T's December 16 letter to the SEC, a copy of which was sent directly to Mr. Chevedden, this completely refutes the first two of Mr. Chevedden's allegations. The two-thirds majority requirement is clearly described, as is the company's position with respect to the "yes" vote. The AT&T letter even quotes the language of the Board resolution in which it proposes the changes to the stockholders. AT&T also attached a certified copy of the Board resolutions to the December 14 letter to Mr. Chevedden, which in turn was attached to AT&T's December 16 letter to the SEC.

Mr. Chevedden's other claim relating to substantial implementation alleges that a best efforts commitment is missing from AT&T's letter. Mr. Chevedden has not identified any statute, SEC release or Staff Bulletin that requires or even suggests that a commitment to using best efforts to obtain the highest possible number of yes votes is a necessary condition for excluding proposals under Rule 14a-8(i)(10). In fact, just within the past year, in several no-action letters in which Mr. Chevedden was personally involved, the Staff has permitted exclusion of proposals under this Rule where no such "commitment" has been present. See *Northrop Grumman Corporation* (March 22, 2005); *Sabre Holdings Corporation* (March 2, 2005); *The Goodyear Tire & Rubber Company* (February 18, 2005);

and *Bristol-Myers Squibb Company* (February 14, 2005). The first three no-action letters cited above all concern proposals for the annual election of directors, and in each case John Chevedden was either the proponent or the designated representative of the proponent. In each case, the Staff permitted the omission of the proposal and expressly noted that the stockholders would be given the "opportunity" to approve the company's proposal that would substantially implement the proponent's proposal. In none of these letters was a best efforts condition discussed by the Staff or anyone else.

The *Bristol-Myers Squibb Company* is even more instructive. This no-action letter, which was cited and discussed at length in AT&T's December 16 letter, involved a proposal for a simple majority voting. Once again, John Chevedden represented the proponent. Mr. Chevedden expressly argued in that case that the proposal should not be excluded because, among other reasons, the company did not state that it would recommend a yes vote and did not give any assurance that it would solicit shareholders for the company proposal. The Staff rejected Mr. Chevedden's argument, and permitted exclusion of the proposal under Rule 14a-8(i)(10).

AT&T may properly exclude the Proponent's proposal as substantially implemented even though it did not include a commitment to use best efforts to obtain a yes vote for the company's proposal because a commitment to use best efforts is not required to exclude proposals under Rule 14a-8(i)(10). As Mr. Chevedden himself has acknowledged, the company has some discretion in how it goes about implementing a proposal. In a letter to the SEC dated December 18, 2004, concerning a simple majority proposal from this same Proponent, Mr. Chevedden stated:

> It is disingenuous for any company to demand a step-by-step instruction sheet for the board of directors in a rule 14a-8 proposal. The company always has an "out" by not exactly implementing a proposal under the "substantial implementation" rule.

In the present instance, AT&T has taken steps to give its shareholders the opportunity to vote on elimination of supermajority provisions in its Restated Certificate of Incorporation and, subject to the successful outcome of that vote, has approved related changes to its Bylaws. This is the course of action selected by the company to implement the proposal. Mr. Chevedden should not at this time be permitted to impose the "step-by-step instruction sheet" that he eschewed in 2004.

Finally, Mr. Chevedden's fourth point also misreads the requirements for excluding proposals under Rule 14a-8(i)(9). Mr. Chevedden argues that the proposal should not be excluded under Rule 14a-8(i)(9) because AT&T has not shown how the Proponent's proposal "pulls in the opposite direction of the company proposal." Again, Mr. Chevedden has not cited any statute, SEC release or Staff Bulletin establishing that as the standard for exclusion under Rule 14a-8(i)(9), and we are not aware of any. To the contrary, AT&T identified in its December 16 letter several no-action letters in which the Staff permitted exclusion of proposals under Rule 14a-8(i)(9) on the basis that the presence of the two proposals on the same ballot would present alternative and conflicting decisions for shareholders, and that submitting both proposals to a vote could provide inconsistent and ambiguous results. Proposals need not "pull" in opposite directions; it is sufficient if they present alternative and conflicting decisions for the shareholders. Therefore, Mr. Chevedden's fourth point is irrelevant.

Mr. Chevedden's letter further evidences the dilemma raised by his correspondence and his proposal. He has asserted that the Proponent's proposal has not been substantially implemented by the company proposal because the former is different from the latter. At the same time, he attempts to assert that they are not in conflict. Since both proposals address elimination of supermajority provisions, however, if there are any differences between them that are so great as to preclude substantial implementation, then such differences will, at the same time, make the proposals conflict under Rule 14a-8(i)(9) because they will present alternative and conflicting decisions for the shareholders.

As stated in AT&T's December 16 letter, AT&T maintains that it has substantially implemented the Proponent's proposal, and thus may properly exclude it under Rule 14a-8(i)(10). However, in the event that the Staff determines that it has not substantially implemented the proposal, then AT&T asserts that the Proponent's proposal conflicts with the company proposal, and may therefore be properly excluded under Rule 14a-8(i)(9).

* * *

For the reasons set forth above, in my opinion, AT&T may omit the proposal from its proxy materials for its 2006 Annual Meeting under Rule 14a-8. Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope.

Sincerely,

Richard G. Dennis
General Attorney

cc: John Chevedden

CFLETTERS

From: J [olmsted7p@earthlink.net]
Sent: Monday, December 26, 2005 4:18 PM
To: CFLETTERS
Cc: Richard Dennis
Subject: #2 Re AT&T Inc. (T) No-Action Request RayT. Chevedden

#2 Re AT&T Inc. (T) No-Action Request Ray T. Chevedden

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 26, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

AT&T Inc. (T)
#2 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal:
Simple Majority Vote
Shareholder: Ray T. Chevedden

Ladies and Gentlemen:

This is in response to the AT&T Inc. December 22, 2005 supplement to its no action request.

The company incredulously claims it is "disingenuous at best "for a shareholder to expect that the company include key information (percentage vote required for company proposal adoption and whether the company will recommend a yes-vote) in its no action request letter as opposed to leaving this information elsewhere.

Furthermore the company still does not explicitly state it will recommend a yes-vote on its proposal. And although the company is still not explicit on a yes-vote, it nonetheless makes the overstated claim that it "completely refutes" two points.

Instead of giving some words of encouragement on the company[1]s commitment, following the blatant example of Goodyear[1]s lack of commitment, the company only claims that the company purportedly is not required to make any commitment whatsoever. One is left to conclude that the company will be laissez-faire on its own proposal once the proxy is published. One might ask whether the company attitude would be the same if there were a management stock or incentive plan on the ballot requiring the same 67%-vote of all shares in existence.

In Alaska Air (March 13, 2001) Alaska Air failed on rule 14a-8(i)(9) grounds (in addition to failure on other grounds) to exclude a simple majority vote proposal. The Alaska Air 2001 proxy thus included both the company and the rule 14a-8 proposal. And not un-expectantly, the company proposal failed to obtain the necessary votes. In spite of the high percentage vote required for adoption, Alaska Air made no additional attempt to obtain this vote such as a special solicitation.

Alaska Air, even in 2005, cites its own 2001 failure to obtain the required votes as a reason to not to make any movement on this issue. This in spite of repeated majority votes since 2001 on multiple rule 14a-8 proposals on the simple majority vote topic.

Alaska Air Group, Inc.

WSB No.: 0326200106
Public Availability Date: Tuesday, March 13, 2001

Abstract:
...The proposal may not be omitted in reliance on rule 14a-8(i)(9) where the company has not met its burden of establishing that the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

For the above reasons, and the previous reasons, it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity to submit additional material in support of the inclusion of this shareholder proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Ray T. Chevedden
Richard Dennis <rdennis@corp.sbc.com>
General Attorney

at&t

Richard G. Dennis
Legal Department
175 E. Houston St., Room 222
San Antonio, Texas 78205
Phone: (210) 351-3326
Fax: (210) 370-1785

1934 Act/ Rule 14a-8

Via Fax: (202) 772-9369

January 26, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: AT&T Inc. 2006 Annual Meeting
Shareholder Proposal of Ray T. Chevedden and Veronica G. Chevedden Trust 050490

Ladies and Gentlemen:

Attached is a revised Exhibit 1 to AT&T Inc.'s December 16, 2005, letter to the SEC concerning the above referenced proposal. Please discard the Exhibit 1 that was attached to that letter, and replace it with the Exhibit 1 attached to this letter.

Copies of this letter and attachment, and related cover letter, are being sent by fax concurrently to Mr. Chevedden.

Thank you for your consideration. Please accept my apology for any inconvenience resulting from this substitution.

Sincerely,

Richard G. Dennis
General Attorney

Enclosure

cc: John Chevedden

EXHIBIT 1

Ray T. Chevedden
5965 S. Citrus Ave.
Los Angeles, CA 90043

Mr. Edward E. Whitacre
Chairman
SBC Communications Inc. (SBC)
175 E Houston
San Antonio, TX 78205

Dear Mr. Whitacre,

This Rule 14a-8 proposal is respectfully submitted for the 2006 annual shareholder meeting to support the long-term performance of our company. The Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company.

Sincerely,

Ray T. Chevedden 10-23-05

Ray T. Chevedden Date
Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490
Shareholder

cc: Joy Rick
Corporate Secretary
PH: 210 821-4105
FX: 210 351-2071
Richard Dennis
General Attorney
PH: 210-351-3326
FX: 210-370-1785
Cindy Parsons
FX: 210-351-3521

[October 24, 2005]

3 – Adopt Simple Majority Vote

RESOLVED: Shareholders recommend that our Board of Directors take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote to the greatest extent possible. This proposal is focused on precluding voting requirements higher than approximately 51% wherever practicable.

75% yes-vote

This topic won a 75% yes-vote average at 7 major companies in 2004. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

62% yes-vote

The 2005 edition of this proposal won an impressive 62% yes-vote at our annual meeting based on yes and no votes cast. The 2005 edition was submitted by R. Chevedden according to the *"Investor responsibility Research Center Checklist of 2005 Shareholder Resolutions."*

End Potential Frustration of the Shareholder Majority

Our current rule allows a small minority to frustrate the will of our shareholder majority. For example if 66% vote yes and only 1% vote no — only 1% could force their will on the overwhelming 66% majority on a key governance issue.

This proposal does not address a majority vote requirement in director elections – an issue gaining a groundswell of support as a separate ballot item.

Progress Begins with One Step

It is important to take one forward step in our corporate governance and adopt the above RESOLVED statement since our 2005 governance was not impeccable. For instance in 2005 it was reported (and certain concerns are noted):

• The Corporate Library (TCL), an independent investment research firm in Portland, Maine rated our company:
"D" in Overall Board Effectiveness.
"D" in Board Composition.
"F" in CEO Compensation – $14 million.
Overall Governance Risk Assessment = High

• We had no Independent Chairman and our Lead Director had 22-years director tenure – Independent oversight concerns.

• We had to marshal a 67% shareholder vote to make certain key governance improvements – Entrenchment concern.

• Cumulative voting was not allowed.

• Poison pill: A 2003 shareholder proposal wining a 60% vote asked our management to commit to not to adopting a poison pill without seeking shareholder approval. Management has not adopted any such poison pill limitation in response to the 2003 proposal.

Additionally:

• There are too many active CEOs on our board (3) – Independence and over-commitment concern.

• Five directors were allowed to hold 4 director seats each – Over-extension concern.
• Three of our directors were designated "problem directors" by The Corporate Library:
1) Mr. Henderson – because he chaired the executive compensation committee at SBC, which received a CEO Compensation rating of "F" by The Corporate Library.
2) Mr. McCoy – because he chaired the executive compensation committee at Freddie Mac, which received a CEO compensation grade of "F" by TCL.
3) Mr. Knight – because he chaired the executive compensation committee at Morgan Stanley, which received a CEO Compensation rating of "F" by TCL.

The number of correctable practices above reinforce the reason to take one step forward now and adopt simple majority vote.

Adopt Simple Majority Vote
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043 submitted this proposal.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting. Verification of stock ownership will be forwarded.

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Tuesday, January 31, 2006 11:47 PM
To: CFLETTERS
Cc: Richard Dennis
Subject: #3 Re AT&T Inc. (T) No-Action Request RayT. Chevedden

#3 Re AT&T Inc. (T) No-Action Request Ray T. Chevedden

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 31, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

AT&T Inc. (T)
#3 Shareholder Position on Company No-Action Request Rule 14a-8
Proposal: Simple Majority Vote
Shareholder: Ray T. Chevedden

Ladies and Gentlemen:

This adds to the response to the AT&T Inc. no action request and its December 22, 2005 supplement.

In Alaska Air (March 13, 2001) Alaska Air failed on rule 14a-8(i)(9) grounds (in addition to failure on other grounds) to exclude a more comprehensive rule 14a-8 simple majority vote proposal. The Alaska Air 2001 proxy thus included both the limited company proposal and the more comprehensive rule 14a-8 proposal.

Alaska Air Group, Inc.
WSB No.: 0326200106
Public Availability Date: Tuesday, March 13, 2001
Abstract:
...The proposal may not be omitted in reliance on rule 14a-8(i)(9) where the company has not met its burden of establishing that the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

The company no action request fails to point out one instance where a provision of the rule 14a-8 proposal pulls in the opposite direction of the company proposal. The rule 14a-8 proposal is simply a more comprehensive means of moving to simple majority vote. The shareholder proposal is also potentially more efficient because, if adopted, subsequent rule 14a-8 proposals on this topic would be moot. This would not be true of the limited company proposal.

Additionally the company still has the option of revising its proposal up to the more comprehensive standard of the rule 14a-8 proposal.

For the above reasons, and the previous reasons, it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Ray T. Chevedden
Richard Dennis <rdennis@corp.sbc.com>
General Attorney

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 10, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Inc.
Incoming letter dated December 16, 2005

The proposal recommends that the board take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote to the greatest extent possible.

We are unable to concur in your view that AT&T may exclude the proposal under rule 14a-8(i)(9). Accordingly, we do not believe AT&T may omit the proposal from its proxy materials in reliance upon rule 14a-8(i)(9).

We are unable to concur in your view that AT&T may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe AT&T may omit the proposal from its proxy materials in reliance upon rule 14a-8(i)(10).

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Attorney-Adviser